

March 29, 2012

Via E-mail
Michael A. Bender
Chief Financial Officer
Spirit Finance Corporation
14631 North Scottsdale Road, Suite 200
Scottsdale, AZ 85254

> **Re: Spirit Finance Corporation**
> **Amendment No. 3 to Form S-11**
> **Filed March 16, 2012**
> **File No. 333-177904**

Dear Mr. Bender:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Note 13. Employee Benefit Plan, page F-37

1. We note that Redford granted equity interests on December 15, 2011 to certain of your executives. Please disclose and provide us with more details regarding these equity issuances including, but not limited to: the amount of units issued, the general terms of the awards (i.e., vesting, forfeiture, and conversion provisions), any compensation cost recorded, and your specific accounting policy for the awards. On page 127, you disclose that the assumptions used to calculate the value of all Redford restricted unit awards made to executives will be discussed elsewhere in the filing. Please also advise us of the valuation method and assumptions used to calculate the fair value of these awards and revise your filing accordingly. For reference, see ASC 718-10-50.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Howard Efron, Staff Accountant, at 202-551-3439 or Jessica Barberich, Assistant Chief Accountant, at 202-551-3782 if you have questions regarding comments on the financial statements and related matters. Please contact Sandra B. Hunter, Staff Attorney, at 202-551-3758 or me at 202-551-3852 with any other questions.

Sincerely,

/s/ Michael McTiernan

Michael McTiernan
Assistant Director

cc: Julian T.H. Kleindorfer, Esq.
        Via E-mail